MIGENIX Inc. 102- 2389 Health Sciences Mall Vancouver, B.C. V6T 1Z3 Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX to Add 600mg Daily Celgosivir Dose

to Phase II Viral Kinetics Study

Vancouver, BC Canada and San Diego, CA USA – January 31, 2008 – MIGENIX Inc. (TSX: MGI, OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, will add a 600mg celgosivir combination therapy arm to its currently enrolling Phase II viral kinetics study in hepatitis C virus (“HCV”) treatment-naïve patients. The protocol amendment to this study has received Health Canada and Institutional Review Board (IRB) approvals. The purpose of this new treatment arm is to assess 600mg celgosivir (an oral alpha glucosidase I inhibitor) for tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, pegylated interferon plus ribavirin, as compared to the standard of care drugs alone and to 400mg celgosivir plus the standard of care for up to 12 weeks of therapy.

AnnKatrin Petersen, M.D., VP Clinical Development for MIGENIX commented, “the favorable tolerability experienced to date with 400mg per day of celgosivir in triple combination with pegylated interferon plus ribavirin, along with the clinically significant benefit demonstrated in our previous non-responder study, gives us confidence that increasing the dose to 600mg per day in combination therapy is an important development step for the optimization and advancement of celgosivir.”

The currently enrolling Phase II viral kinetics study is a 12-week randomized, active-controlled study initially planned to enroll up to 20 patients in two treatment arms: (i) celgosivir (400mg once daily) plus peginterferon alfa-2b plus ribavirin (”PRC”); and (ii) peginterferon alfa-2b plus ribavirin (“PR”). Tolerability, pharmacokinetics and viral kinetics are being evaluated in the trial. The approved protocol amendment allows for the addition of a 600mg once daily dosing arm and the flexibility to increase the total number of patients in the study up to 50. With 15 patients enrolled to date, it is planned that approximately six additional patients will be enrolled, all in the new 600 mg arm. Results from the study are expected to be reported in the third calendar quarter 2008.

Jim DeMesa, M.D., President and CEO of MIGENIX added, “With results from this study expected in the third quarter 2008, we now have another near-term clinical milestone. Additional key clinical milestones include Omigard Phase III results for preventing catheter-related infections (CLIRS study) expected by our partner, Cadence Pharmaceuticals, in the second half of 2008 (enrollment to be completed in the second quarter) and Cutanea Life Sciences, our partner in the CLS001 rosecea product, planning to advance CLS001 to Phase III.”

About Celgosivir (MX-3253)

Celgosivir, an oral inhibitor of alpha-glucosidase I, is currently the only anti-HCV drug in clinical development which acts on host-directed glycosylation. In preclinical studies, celgosivir has shown in vitro synergy with various interferons on the market or in development including Pegasys, PEG-Intron, Infergen, Alferon and IFN-omega (with or without ribavirin) and other drugs in development for the treatment of HCV (e.g. polymerase inhibitors) and therefore could have the potential to be included as part of many combination therapeutic approaches to improve efficacy in future anti-HCV therapies.

Results announced in April 2007 from a Phase II study demonstrated a clinically significant benefit when celgosivir was added to the standard of care in non-responder patients. Interim results from the first 10 patients in the current viral kinetics study who had completed 4-weeks of therapy were reported in December 2007. Detailed analysis of data from these two studies, and an extension protocol designed to provide expanded access to the non-responder patients, provided the rationale for increasing the dose of celgosivir from 400mg per day to 600mg per day in combination therapy as the next step for the optimization and advancement of celgosivir.

About HCV

HCV, the most common chronic blood-borne infection in the United States, causes inflammation of the liver and may progress to more serious complications such as cirrhosis of the liver, liver cancer and death. Approximately 2.7 million people in the United States are chronically infected with HCV, and the Centers for Disease Control and Prevention (CDC) estimates that by the year 2010, the number of deaths attributed annually to HCV could surpass that due to HIV/AIDS in the US.  Worldwide, the World Health Organization estimates that 170 million individuals have chronic HCV infection, with 3 to 4 million new infections each year.

Therapy for HCV currently employs a drug combination approach, which is anticipated to continue in the future. The current standard of care for treatment-naïve chronic hepatitis C is pegylated interferon combined with ribavirin (PR), which fails to provide a satisfactory outcome for approximately 50% of patients infected with HCV genotype 1 (the most prevalent genotype in North America).

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: increasing the celgosivir dose to 600mg being an important development step for the optimization and advancement of celgosivir; our plans to add approximately six patients at 600mg dose in the celgosivir Phase II viral kinetics study and having results from the study in the third quarter 2008; Cadence Pharmaceuticals completing enrollment in the CLIRS trial in the second quarter of 2008, with results available in the second half of 2008;  and Cutanea Life Sciences’ plans to advance omiganan for the treatment of rosacea to Phase III clinical development.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to enroll approximately six patients at the 600mg dose in the celgosivir Phase II viral kinetics study and having results from the study in the third quarter of 2008; Cadence’s ability to enroll sufficient patients to complete the Omigard CLIRS trial; the adequacy of the CLIRS trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA, for Omigard; Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III, the adequacy of Cutanea’s Phase II results for regulatory authorities to support advancing to Phase III; our ability to manage licensing opportunities; and our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.